May 2, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Benjamin Richie
Jane Park

RE:	Emo Capital, Corp. (the “Company”)
Post-qualification Amendment No. 1
to Offering Statement on Form 1-A qualified April 28, 2023
File No. 024-12169

Ladies and Gentlemen:

To attract potential investors and account for the current illiquidity in the stock market, we intend to modify our offering price from $0.005 per share to $0.001 per share. The relevant sections in the offering circular have been revised to reflect this updated price.

If you have any questions regarding the amendments, please do not hesitate to call J. Adam Guo, the Company’s President, at (661) 519-5708.

Very truly yours,

Emo Capital, Corp.

By: /s/ J. Adam Guo

Name: J. Adam Guo

Title: President/Chief Executive Officer